Exhibit 99.1

Xiao-I Corporation

Reports Unaudited 2023 First Half Financial Results

SHANGHAI, China, October 20, 2023 (GLOBE NEWSWIRE) -- Xiao-I Corporation (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence (“AI”) enterprise in China, today reported its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial Highlights

●	Net revenues increased 106% year over year to a record high of US$26.5 million.

●	Sale of cloud platform products increased 523% year over year to US$22.7 million.

●	Gross profit increased 124% year over year to US$20.5 million.

●	Gross margin was 77.3%, up 620 basis points year over year.

Mr. Hui Yuan, Chairman and Chief Executive Officer of Xiao-I, commented, “Amidst our industry’s dynamic and ever-evolving landscape, we remained steadfast in our dedication to innovation and growth. Our results speak volumes, as we achieved an outstanding 106% increase in net revenues during the first half of this year, reaching a record-breaking $26.5 million. This remarkable performance underscores the value of our continuous investments in cutting-edge AI technology that are effectively aligned with the growing digital transformation demands of various businesses.”

“Our commitment to innovation is exemplified by our unparalleled R&D investment in the first half of 2023, which surpasses our entire investment for the previous year. More importantly, we have significantly expanded our product and service portfolio with the introduction of our distinguished large language model, Hua Zang. This innovative offering is expected to be seamlessly applied across a wide array of industries swiftly with cost-efficiency, opening up new horizons for our clients. In addition to our product innovations, we have also made substantial strides in our global expansion. This includes the establishment of a U.S. subsidiary and active participation in a local exhibition. These concerted efforts place us in a good position to lead the global AI industry into a future full of immense opportunities and transformative solutions to drive our continued growth.”

Recent Developments and Strategic Highlights:

●	Secured Contract for AI Contact Center Project with Leading Chinese Aviation Group: In June 2023, Xiao-I secured a contract for an intelligent contact center project with a leading Chinese aviation group. This partnership aims to enhance the aviation group’s service provision capabilities and drive its digital transformation.

●	Introduced Pioneering Hua Zang Generative AI Model: In June 2023, Xiao-I launched Hua Zang, its advanced large language model. The model, analogous to an operating system, is built on Xiao-I’s robust platform capabilities and designed to empower various industries.

●	Establishment of U.S. Subsidiary as Part of Going Global Strategy: In June 2023, Xiao-I established an U.S. subsidiary, Xiao-I Plus Inc., marking another significant milestone for its global expansion strategy.

●	Launched IDP Solution for Future-Ready Enterprise Document Management: In May 2023, Xiao-I launched its state-of-the-art Intelligent Document Processing (“IDP”) product. This innovative solution is delivered by a smart and efficient platform that streamlines and automates the document management process, empowering businesses towards an era of intelligent operations.

●	Recognition as Outstanding Supplier by China Merchants Bank Credit Card Center: In May 2023, Xiao-I announced that the Credit Card Center of China Merchants Bank Co. recognized it as an outstanding supplier. This prestigious acknowledgement follows the Bank’s annual supplier assessment evaluation for 2022, during which Xiao-I demonstrated exemplary performance in business collaboration, product implementation, and service quality.

First Half 2023 Financial Results

Net Revenues

Net revenues were US$26.5 million for the first half of 2023, up 106% year over year from US$12.9 million for the same period of 2022. The increase was primarily due to the increased sales of cloud platform products and hardware products.

By Revenue Type	1H 2023	1H 2022	% Change YoY
Sale of cloud platform products	$22,719,659	$3,648,339	523
Technology development service	1,763,797	6,296,844	(72)
Sale of software products	535,004	1,397,996	(62)
Maintenance & support service	1,426,784	1,497,871	(5)
Sale of hardware products	30,175	18,431	64
Total	$26,475,419	$12,859,481	106

Cost of Revenues

Cost of revenues was US$6.0 million for the first half of 2023, up 61% year over year from US$3.7 million for the same period of 2022. With a smaller increase compared to net revenues, cost efficiency has improved due to economies of scale.

Gross Profit

Gross profit was US$20.5 million for the first half of 2023, representing an increase of 124% year over year from US$9.1 million for the same period of 2022. Gross margin was 77.3% for the first half of 2023, up 620 basis points from 71.1% for the same period of 2022. The increase in gross margin was mainly due to a shift in product mix towards subscription for cloud platform products from one-time software sales.

Operating Expenses

Total operating expenses were US$34.1 million in the first half of 2023, representing an increase of 355% year over year from US$7.5 million for the same period of 2022. While the selling, general and administrative expenses demonstrated improved efficiency with larger business scales, they couldn’t offset the increase in research and development expenses, which grew by 708% year over year, which was primarily driven by the significantly increase of professional service fee, including the purchase of supercomputing service fees, data services, intelligent computing technology services and software outsourcing, etc. mainly from four third parties for the requirement of big data model development project and other cloud platform products. In November 2022, OpenAI launched the ChatGPT, which opened up a new situation of artificial intelligence. Under such background, the Company increased investment in AI+ Industrial Internet research and development, including the research and procurement of intelligent collaborative platform, digital twin platform, data intelligence platform, industrial enterprise services and research and judgment platform and other platform products.

Income (Loss) from Operations

Loss from operations was US$13.6 million for the first half of 2023, compared to an income of US$1.6 million from operations for the same period of 2022.

Total Other Loss

Total other loss was US$1.3 million for the first half of 2023, generally on par with the same period of 2022.

Net Income (Loss)

Net loss was US$18.8 million for the first half of 2023, compared to a net income of US$0.6 million for the same period of 2022.

Significant related party transactions

In early 2022, we invested in Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”) at a total consideration of $2.9 million, acquiring less than 51% of its equity interest with significant influence, which was accounted as long-term investment. For the purpose of Zhizhen Guorui’s operation use, on March 31, 2023, Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i Robot”) entered into agreement to provide credit line to Zhizhen Guorui of US$13.8 million (RMB100.0 million) with interest free.

As of June 30, 2023, the loan provided to Zhizhen Guorui by Shanghai Xiao-i Robot was US$11.0 million (RMB79.9 million).

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Ms. Berry Xia

Phone: +86 186 8158 5169

Email: ir@xiaoi.com

XIAO-I CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2022	June 30, 2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,026,245	$4,746,836
Accounts receivable, net	41,362,705	16,025,831
Amounts due from related parties	346,517	-
Inventories	768,216	701,119
Contract costs	2,012,309	1,936,073
Advance to suppliers	1,115,672	1,586,618
Deferred offering costs	1,330,902	-
Prepaid expenses and other current assets, net	460,854	6,656,705
Total current assets	48,423,420	31,653,182

Non-current assets:
Property and equipment, net	219,470	313,953
Intangible assets, net	637,114	557,995
Long-term investment	2,852,492	3,187,416
Right of use assets	865,399	969,400
Deferred tax assets, net	3,888,574	-
Prepaid expenses and other, non-current assets	3,697,675	3,616,218
Amount due from related parties-non current	-	11,018,714
Total non-current assets	12,160,724	19,663,696

TOTAL ASSETS	$60,584,144	$51,316,878

Commitments and Contingencies

Liabilities
Current liabilities:
Short-term borrowings	$18,784,459	$16,548,757
Accounts payable	9,180,532	7,222,235
Amount due to related parties-current	896,431	742,714
Deferred revenue	2,553,808	3,444,636
Convertible loans	3,754,269	-
Accrued expenses and other current liabilities	17,006,713	9,214,618
Lease liabilities, current	435,462	458,018
Total current liabilities	52,611,674	37,630,978

Non-current liabilities:
Amount due to related parties-non current	8,581,743	7,573,563
Accrued liabilities, non-current	8,073,912	5,194,843
Lease liabilities, non-current	300,974	392,436
Total non-current liabilities	16,956,629	13,160,842

TOTAL LIABILITIES	69,568,303	50,791,820

Shareholders’ (deficit)/equity
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 22,115,592 and 24,015,592 shares issued and outstanding as of December 31,2022 and June 30, 2023, respectively)	$1,106	$1,201
Additional paid-in capital	75,621,294	108,762,797
Statutory reserve	237,486	237,486
Accumulated deficit	(78,483,156)	(102,449,177)
Accumulated other comprehensive loss	(3,262,666)	(2,852,695)
XIAO-I CORPORATION shareholders’ (deficit)/equity	(5,885,936)	3,699,612
Non-controlling interests	(3,098,223)	(3,174,554)
Total shareholders’ (deficit)/equity	(8,984,159)	525,058
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	$60,584,144	$51,316,878

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2022	2023
Sale of software products	$1,397,996	$535,004
Sale of hardware products	18,431	30,175
Technology development service	6,296,844	1,763,797
M&S service	1,497,871	1,426,784
Sale of cloud platform products	3,648,339	22,719,659
Net revenues	12,859,481	26,475,419
Cost of sale of software products	(170,377)	(368,021)
Cost of sale of hardware products	(12,545)	(26,118)
Cost of technology development service	(2,661,707)	(1,286,290)
Cost of M&S service	(339,213)	(805,948)
Cost of sale of cloud platform products	(536,863)	(3,519,521)
Cost of revenues	(3,720,705)	(6,005,898)
Gross profit	9,138,776	20,469,521

Operating expenses:
Selling expenses	(2,094,124)	(2,377,409)
General and administrative expenses	(1,725,928)	(2,070,052)
Research and development expenses	(3,669,196)	(29,649,703)
Total operating expenses	(7,489,248)	(34,097,164)

Income/(Loss) from operations	1,649,528	(13,627,643)

Other loss:
Investment losses	(121,618)	(225,351)
Interest expenses	(1,202,391)	(1,570,847)
Other income, net	44,160	525,431
Total other loss	(1,279,849)	(1,270,767)

Income/(Loss) before income tax expense	369,679	(14,898,410)
Income tax benefits/(expenses)	220,820	(3,871,118)
Net income/(loss)	$590,499	$(18,769,528)
Net loss attributable to non-controlling interests	(2,674)	(173,782)
Net income/(loss) attributable to XIAO-I CORPORATION shareholders	593,173	(18,595,746)
Other comprehensive income/(loss)
Foreign currency translation change, net of nil income taxes	145,129	507,422
Total other comprehensive income	145,129	507,422
Total comprehensive income/(loss)	$735,628	$(18,262,106)
Total comprehensive income/(loss) attributable to non-controlling interests	124,849	(76,331)
Total comprehensive income/(loss) attributable to XIAO-I CORPORATION shareholders	610,779	(18,185,775)
Earnings/(Loss) per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	0.03	(0.80)
Diluted	0.03	(0.80)
Weighted average number of ordinary shares outstanding
Basic	22,115,592	23,308,370
Diluted	22,362,552	23,308,370

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